================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO
                                  (RULE 13E-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                               AHL SERVICES, INC.
     (Name of Subject Company (Issuer) and Names of Filing Person (Offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
               UNDER AHL SERVICES, INC. 1997 STOCK INCENTIVE PLAN
                         (Title of Class of Securities)

                                   001296 10 2
            (Cusip Number of Class of Securities of Underlying Stock)

                           --------------------------

                               A. CLAYTON PERFALL
                             CHIEF EXECUTIVE OFFICER
                               AHL SERVICES, INC.
                             3353 PEACHTREE ROAD, NE
                                   SUITE 1120
                             ATLANTA, GEORGIA 30326
                            TELEPHONE: (404) 684-3000
            (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of Filing Person)

                                 ---------------

                                    COPY TO:
                            PHILIP A. THEODORE, ESQ.
                                 KING & SPALDING
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                            TELEPHONE: (404) 572-4600

                                 ---------------

                            CALCULATION OF FILING FEE

========================================= ======================================
         TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
----------------------------------------- --------------------------------------
               $3,014,135                                  $603
========================================= ======================================

* Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 290,000 shares of common stock of AHL Services, Inc. having an aggregate value of $3,014,135 as of November 29, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction valuation.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:
                       --------------------------------------------------------

Form or Registration No.:
                         ------------------------------------------------------

Filing Party:
             ------------------------------------------------------------------

Date Filed:
           --------------------------------------------------------------------

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[X]      ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[ ]      GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ]      SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the offer to exchange, dated November 30, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a)  Name and Address.

         The name of the issuer is AHL Services, Inc., a Georgia corporation ("AHL"), and the address of its principal executive office is 3353 Peachtree Road, NE, Suite 1120, Atlanta, Georgia 30326. The Company's telephone number is
(404) 684-3000. The information set forth in Section 9 of the Offer to Exchange under "Information Concerning AHL" is incorporated herein by reference.

         (b)  Securities.

         This Tender Offer Statement on Schedule TO relates to an offer by AHL to its U.S. employees in the marketing services group to exchange all options outstanding under the AHL Services, Inc. 1997 Stock Incentive Plan, as amended (the "Plan"), to purchase shares of AHL's common stock, par value $.01 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of Common Stock to be granted by AHL under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal, attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares subject to the cancelled options. The vesting of the New Options will be over 4 years, with 25% vesting on each anniversary of the replacement grant date. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c)  Trading Market and Price.

         The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)  Name and Address.

         The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)  Material Terms.

         The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b)  Purchases.

         Directors and Officers of AHL are not eligible to participate in the Offer to Exchange. The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         (a)  Agreements Involving the Subject Company's Securities.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Plan attached hereto as Exhibits (d)(1), (d)(2) and (d)(3), and the Form of Option Certificate attached hereto as Exhibit (d)(4), contain information regarding the subject securities.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)  Purposes.

         The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b)  Use of Securities Acquired.

         The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c)  Plans.

         The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)  Source of Funds.

         The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b)  Conditions.

         The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (c)  Borrowed Funds.

         Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)  Securities Ownership.

         Not applicable.

         (b)  Securities Transactions.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)  Solicitations or Recommendations.

         Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a)  Financial Information.

         The information set forth in the Offer to Exchange under Section 9 ("Information Concerning AHL") and Section 16 ("Additional Information"), and on pages 26 through 41 of AHL's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and pages 1 through 8 of AHL's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001 is incorporated herein by reference.

         (b)  Pro Forma Information.

         Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a)  Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)  Other Material Information.

         Not applicable.

ITEM 12. EXHIBITS.

         (a)(1) Offer to Exchange, dated November 30, 2001.

            (2) Form of Letter of Transmittal.

            (3) E-mail communication to eligible AHL Services, Inc. employees dated November 30, 2001.

            (4) Form of letter to eligible option holders.

            (5) Form of written confirmation to option holders electing to participate in the Offer to Exchange.

            (6) AHL Services, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 (incorporated herein by reference).

            (7) AHL Services, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001, (incorporated herein by reference).

         (b)  Not applicable.

         (d)(1) AHL Services, Inc. 1997 Stock Incentive Plan (incorporated herein by reference to AHL's Registration Statement on Form S-1 (File No. 333-20315)).

            (2) First Amendment to the AHL Services, Inc. 1997 Stock Incentive Plan dated February 18, 1998.

            (3) Second Amendment to the AHL Services, Inc. 1997 Stock Incentive Plan dated October 1, 2001.

            (4) Form of Stock Option Certificate for Key Employees pursuant to the AHL Services, Inc. 1997 Stock Incentive Plan.

         (g) Not applicable.

         (h) Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               AHL Services, Inc.

                                               /s/ A. Clayton Perfall
                                               -----------------------------
                                               A. Clayton Perfall
                                               Chief Executive Officer

Date: November 30, 2001

                               INDEX TO EXHIBITS



EXHIBIT
NUMBER                                DESCRIPTION
-------  -----------------------------------------------------------------------

(a)(1)   Offer to Exchange, dated November 30, 2001.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   E-mail communication to eligible AHL Services, Inc. employees dated
         November 30, 2001.

(a)(4)   Form of letter to eligible option holders.

(a)(5) Form of written confirmation to option holders electing to participate in the Offer to Exchange.

(a)(6)   AHL Services, Inc. Annual Report on Form 10-K for its fiscal year ended
         December 31, 2000, filed with the Securities and Exchange Commission on
         March 30, 2001 (incorporated herein by reference).

(a)(7) AHL Services, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange
         Commission on November 14, 2001 (incorporated herein by reference).

(b)      Not applicable.

(d)(1) AHL Services, Inc. 1997 Stock Incentive Plan (incorporated herein by reference to AHL's Registration Statement on Form S-1 (File No.
         333-20315)).

(d)(2) First Amendment to the AHL Services, Inc. 1997 Stock Incentive Plan dated February 18, 1998.

(d)(3) Second Amendment to the AHL Services, Inc. 1997 Stock Incentive Plan dated October 1, 2001.

(d)(4)   Form of Stock Option Certificate for Key Employees pursuant to the AHL
         Services, Inc. 1997 Stock Incentive Plan.

(g)      Not applicable.

(h)      Not applicable.


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